

September 27, 2012

Via E-mail
Mr. Alan Jin
Senior Vice President Finance and Chief Financial Officer
Ossen Innovation Co., Ltd.
518 Shangcheng Road, Floor 17
Shanghai, 200120
People's Republic of China

> **Re: Ossen Innovation Co., Ltd.**
> **Form 20-F**
> **Filed April 16, 2012**
> **File No. 1-34999**

Dear Mr. Jin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F filed April 16, 2012

Selected Financial Data, page 2

1. Please revise future filings to remove the audited labels from the columns for the fiscal years ended December 31, 2008 through December 31, 2011, unless the auditor reports on selected financial data using the guidelines in AU Section 552.

Risk Factors, page 2

2. We note your risk factors related to internal controls on page 8, the description of the CFO's background on page 56, and your discussion on page 78 about deficiencies identified but which were determined to not constitute a material weakness. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, please provide us with a description of the

controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Also, we would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role they take in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training they have had relating to U.S. GAAP;
- the nature of their contractual or other relationship to you, if any;
- whether they hold and maintain any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- their professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

3. Please tell us what consideration you gave to providing a risk factor that discusses your knowledge of U.S. GAAP and SEC rules and regulations. This discussion should identify the person or persons who were primarily responsible for preparing and supervising the preparation of the financial statements and address their background.

4. Regarding your disclosure on page 78, please explain to us the specific nature of each of the identified deficiencies related to "corporate governance, management's application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process." Explain to us how the mitigating factor of "senior management oversight" rendered these deficiencies as not constituting a material weakness. We may have further comment.

5. We note your statement on page 12 that "PRC regulations restrict the ability of our PRC subsidiaries to pay dividends and make other payments to their offshore parent company." Please tell us how you considered the requirements under Rule 5-04 to provide condensed parent only financial statements of the registrant in Schedule I. Explain any restrictions of the Chinese government on distributions of dividends and assets and how you considered them in your analysis of your requirements under this rule.

Operating Results, page 37

Results of Operations, page 41

6. On page 43 you state "Our stabilized PC wires, which are products that are developed during the middle stages of our production process prior to coating, generally contribute

significantly lower levels of revenue from sales." Please explain what is meant by the phrase "lower levels of revenue from sales," since stabilized PC wires contributed 22% of consolidated 2011 revenues.

7. On page 45 you state "Once we initiated production of our rare earth coated materials during the second half of 2009, we began producing rare earth coated materials in place of stabilized PC wires, since the margins are higher." Please explain and disclose in future filings whether you intend to phase out the manufacturing and sale of stabilized PC wires, in favor of rare earth coated materials.

8. We also note from the table on page 42 that you experienced a significant increase in sales from Zinc coated PC wires and PC strands during 2011 as well. However, you have not discussed the reasons for such increase. Please explain. In your discussion of your coated prestressed products on page 21, it is not clear how exactly zinc coated PC products and rare earth coated PC products differ from each other, if "Rare earth coated products are plain surface materials that are zinc coated with a rare earth zinc-plating protective layer so as to produce materials that are more corrosion-resistant and long-lasting." Please explain and provide specific differentiation in future filings. Tell us and disclose in future filings the applications in which your zinc coated PC wires and PC strands are used, and whether the margins on zinc coated PC wires and PC strands are similar to those of your rare earth coated products.

9. On page 43 you state you began selling rare earth coated products in the second half of 2010. On page 45 you state you began selling these products in the second half of 2009. Please revise future filings accordingly.

10. Given that the revenues derived from the "Others" category as shown on page 42 increased so dramatically during 2011, please tell us and revise future filings as applicable to explain the nature of these sales and the reasons for the marked increase during 2011.

11. We note from page 44 that you experienced a significant increase in sales from Plain surface PC strands and Zinc coated PC wires and PC strands during 2010. However, you have not discussed the reasons for such increases. Please explain and revise future filings accordingly.

Liquidity and Capital Resources, page 50

12. We note accounts receivable has increased 260% during 2011, compared to an increase in sales of only 1%. You state herein that the balance has increased significantly in the last three years, compared to 2008, as a result of your domestic customers generally paying approximately 90 days after receiving the materials at their construction site. Since such payment "terms" then are not new for the year ended December 31, 2011, please tell us and revise future filings to expand your disclosure to discuss the reasons for the

significant increase, and to provide an aging of receivables. For example, you could identify, if true, changes in aging due to customer liquidity problems, changes in contractual payment/billing terms, if any, or changes in the frequency/materiality of customer disagreements.

Tabular Disclosure of Contractual Obligations, page 54

13. Please revise the table of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief